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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For December 05, 2002


                          ULTRAPAR PARTICIPACOES S.A.
                           (Exact name of Registrant)


                             ULTRAPAR HOLDINGS INC.
                (Translation of Registrant's Name into English)
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               Avenida Brigadeiro Luiz Antonio, 1343, 9(0) Andar
                        Sao Paulo, SP, Brazil 01317-910
                    (Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file its annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F  X                       Form 40-F
                         ---                                ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                     Yes                          No  X
                         ---                         ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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


                          ULTRAPAR PARTICIPACOES S.A.

                               TABLE OF CONTENTS

                                                                     SEQUENTIAL
ITEM                                                                 PAGE NUMBER
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1.       Notice to shareholders dated 12/04/2002                          3
2.       Minutes of the meeting of the Board of Directors                 5
3.       Convening Notice                                                 8



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                                                                         ITEM 1


[ULTRAPAR LOGO]                                                   [OXITENO LOGO]

       ULTRAPAR PARTICIPACOES S.A.         OXITENO S.A. INDUSTRIA E COMERCIO
      CNPJ/MF n(0) 33.256.439/0001-39        CNPJ/MF n(0)62.545.686/0001-53
          Publicly Held Company                    Publicly Held Company


                             NOTICE TO SHAREHOLDERS

Pursuant to the publication of the announcement of a material fact on October 15, 2002 and the notice to shareholders of October 31, 2002, the managements of Ultrapar Participacoes S.A. ("Ultrapar") and Oxiteno S.A. Industria e Comercio ("Oxiteno") inform their shareholders that the the incorporation of the shares of Oxiteno by Ultrapar for the purpose of the conversion of the former into a wholly owned subsidiary of the latter was ratified by meetings of the Board of Directors of the aforesaid companies held on December 4, 2002.

The incorporation of Oxiteno's shares, to its conversion into Ultrapar's wholly owned subsidiary, represents the second and last stage of the Ultra Group's corporate restructuring. The first stage consisted of the merger of Gipoia Participacoes S/C Ltda. into Ultrapar. This restructuring was designed to improve and implement better corporate governance practices as well as the simplification of the Ultra Group's corporate structure, in so doing, concentrating stock market liquidity in a single vehicle only (Ultrapar).

The incorporation of Oxiteno's shares will trigger the issue of 5,430,005,398 common and 3,410,659,550 preferred shares by Ultrapar, the latter's capital stock thereafter comprising 51,264,621,778 common and 18,426,647,050 preferred shares, totaling 69,691,268,828 shares. We show Ultrapar's capital structure as follows:

-----------------------------------------------------------------------------------------------------------------------------------
     Before the merger of Gipoia and the incorporation                    After the merger of Gipoia and the incorporation of
                    of Oxiteno's shares                                                    Oxiteno's shares
-----------------------------------------------------------------------------------------------------------------------------------
                      ON              PN             TOTAL                              ON              PN            TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
Ultra S.A.      26,390,251,250               0  26,390,251,500   Ultra S.A.       34,240,855,130               0  34,240,855,380
Others                                                           Other
  Shareholders  11,593,761,250  15,015,987,500  26,609,748,750     Shareholders   17,023,766,648  18,426,647,050  35,450,413,698
         TOTAL  37,984,012,500  15,015,987,500  53,000,000,000            TOTAL   51,264,621,778  18,426,647,050  69,691,268,828
-----------------------------------------------------------------------------------------------------------------------------------


Given that the holders of approximately 12 million of Oxiteno's shares chose to migrate to Ultrapar's shares, the issue of new preferred shares will increase by 23% Ultrapar's free-float. The delivery of Ultrapar's shares, issued following the aforementioned incorporation of shares, to Oxiteno's shareholders, will take place on December 10, 2002. Over the next few days, these Oxiteno's shareholders will receive an information bulletin to be sent by the Ultrapar's depository bank (Banco Itau S/A) with a statement of his/her shareholding position following the incorporation. The exercising of withdrawal rights by the remaining Oxiteno's shareholders, with approximately 13 million shares, will lead to a payment of R$ 208.1 millions for the reimbursement of these shares, and will be effected on December 11, 2002, pursuant to Item IV g of the Material Fact, via a credit entry in the current account indicated by the dissenting shareholders. There were no dissenting holders of Ultrapar's shares.

In the light of the incorporation of Oxiteno's shares, as from December 6, 2002 only shares issued by Ultrapar will trade in the market, with the shares issued by Oxiteno ceasing to be negotiated as from the said date.

As the record date for the restructuring was June 30,2002, we inform that as of that date Ultrapar`s Balance Sheet will already reflect the new structure, as following:

                          ---------------------------
                          Ultrapar Participacoes S.A.            Capital votante
                          ---------------------------            Capital total
                                       |
       --------------------------------|----------------------------------
       |                               |                                 |
       | 100%                          | 100%                            | 100%
       | 100%                          | 100%                            | 100%
       |                               |                                 |
       |                               |                                 |
 ------------           ---------------------------             ----------------
 Oxiteno S.A.           Ultragaz Participacoes S.A.             Ultracargo Ltda.
 ------------           ---------------------------             ----------------


Any doubts may be clarified by the Investor Relations Department of Ultrapar, telephone (11) 3177-6513 and of Oxiteno, telephone (11) 3177-6872.

                          Sao Paulo, December 4, 2002


Fabio Schvartsman                                           Pedro Wongtschowski
Investor Relations Director                         Investor Relations Director
Ultrapar Participacoes S.A.                   Oxiteno S.A. Industria e Comercio

                                                                         ITEM 2


                          ULTRAPAR PARTICIPACOES S.A.

                            A Publicly Held Company

              CNPJ/MF n(0)33.256.439/0001-39 - NIRE 35.300.109.724

           MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (09/2002)

Date, Time and Place:
December 4, 2002, at 4:00 p.m. at the Company's head office at Av. Brigadeiro Luiz Antonio, 1343, 9th floor in the City and State of Sao Paulo.

Convening and Presence:
Duly convened and installed with all the members of the Board of Directors present.

Matters Discussed and Deliberations:

I. The Chairman of the Board announced that, as was known to all, the purpose of the meeting was (a) to ratify the incorporation of the shares of Oxiteno S.A. Industria e Comercio ("Oxiteno") by the Company, for its conversion into a wholly owned subsidiary, approved by the Company's shareholders at the extraordinary general meeting held on October 30, 2002; (b) to approve the increase in the Company's capital due to the incorporation of Oxiteno's shares. After the presentation of the necessary clarifications, the members of the Board of Directors decided:

     (a) to ratify the incorporation of Oxiteno's shares by the Company for the conversion of the former into a wholly owned subsidiary of the latter as approved by the Company's shareholders at the extraordinary general meeting held on October 30, 2002;

     (b) bearing in mind that the Company's shareholders have not exercised their right of withdrawal with respect to their shares and having calculated the amount involved in exercising withdrawal rights on 13,057,256 (thirteen million, fifty-seven thousand, two hundred and fifty-six) shares of Oxiteno, to increase the Company's capital - in the light of the share incorporation - from the current R$ 472,383,936.75 (four

     (c) hundred and seventy-two million, three hundred and eighty-three thousand, nine hundred and thirty-six reais and seventy-five centavos) to R$ 663,952,461.60 (six hundred and sixty-three million, nine hundred and fifty-two thousand, four hundred and sixty-one reais and sixty centavos), through the issue of 5,430,005,398 (five billion, four hundred and thirty million, five thousand, three hundred and ninety-eight) common shares and of 3,410,659,550 (three billion, four hundred and ten million, six hundred and fifty-nine thousand, five hundred and fifty) preferred shares, all nominative, with no par value, pursuant to the provisions in Paragraph 1, Article 5 of the Company's Bylaws;

II. To approve the proposal to submit to the general meeting for the increase in the maximum number of members sitting on the Board of Directors from 06
     (six) to 07 (seven) members.

III. To authorize the convening of an extraordinary general meeting to be held on December 20, 2002 to deliberate on (i) the rewording of the first sentence of Article 5 of the Company Bylaws to reflect the increase in the Company's capital and the new quantity of common and preferred shares following the incorporation of shares of Oxiteno S.A. - Industria e Comercio, ratified in this act; (ii) the increase in the maximum number of members of the Board of Directors from 06 (six) to 07 (seven) members and consequently the rewording of the first sentence of Article 17 of the Company Bylaws and (iii) the election of a new member to the Board of Directors.

OBSERVATIONS: The deliberations were approved by a favorable vote on the part of all the Board Members with the exception of Renato Ochman, who abstained from voting.

CONCLUSION: There being no further pending matters on the agenda, the meeting was concluded. The present minutes, having been transcribed, read and approved, were signed by all the members of the Board of Directors.

Paulo Guilherme Aguiar Cunha  - Chairman
Lucio de Castro Andrade Filho - Vice-Chairman
Ana Maria Levy Villela Igel
Nildemar Secches
Paulo Vieira Belotti
Renato Ochman

                                                                         ITEM 3


                          ULTRAPAR PARTICIPACOES S.A.


CNPJ/MF n 33.256.439/0001-39                                NIRE 35.300.109.724

                            A Publicly Held Company

                                CONVENING NOTICE

Shareholders are hereby invited to attend an Extraordinary General Meeting of the Company which will be held at 10:00 a.m. on December 20, 2002 at the head office at Avenida Brigadeiro Luiz Antonio, 1343, 9th floor in the City and State of Sao Paulo, with the purpose of deliberating on the following agenda:

1. The approval, due to the ratification of the incorporation of the shares of Oxiteno S.A. - Industria e Comercio, of the new wording to the first sentence in Article 5 of the Company's Bylaws to reflect:

     (i) The increase in the Company's capital from R$ 472,383,936.75 to R$ 663,952,461.60;

     (ii) The new quantity of common shares, which shall increase from 45,834,616,380 to 51.264.621.778 common shares;

     (iii) The new quantity of preferred shares, which shall increase from 15,015,987,500 to 18.426.647.050 preferred shares.

2. The approval of the increase in the maximum number of members of the Board of Directors from 06 (six) to 07 (seven) members and the consequent alteration of the first sentence of Article 17 of the Company's Bylaws;

3.   Election of a new member to the Board of Directors.

General Instructions:
---------------------
Shareholders wishing to take part in the General Meeting must give appropriate evidence of their shareholding status by displaying the deposit receipt issued by the financial institution acting as the depositary for the preferred book-entry shares and dated up to 2 (two) days prior to the date of the meeting and, in the case of common shares, by verification in the nominative share register.

Shareholders may be represented at the General Meeting by an attorney-in-fact appointed no more than one year previously and who may be a Shareholder, a Manager of the Company, lawyer, a financial institution or an investment fund manager, who represents fund quota holders, being required the presentation of the respective power of attorney, which shall be deposited at the Company's head office, Investor Relations Department, by up to 5:30 p.m. on December 19, 2002. Failure to do so will mean that such representation will cease to be valid.


                          Sao Paulo, December 4, 2002.


                          Paulo Guilherme Aguiar Cunha
                       Chairman of the Board of Directors

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


ULTRAPAR PARTICIPACOES S.A.

By: /s/ Fabio Schvartsman
   ---------------------------------
    Name:  Fabio Schvartsman
    Title: Chief Financial Officer


Date: December 5, 2002